SCHEDULE 13D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1  )*

Paramco Financial Group, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

699168 20 9

(CUSIP Number)

Terrence Riely

2391 NE Loop 410, Suite 103

San Antonio, TX 78217

(210) 653-6669

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Terrence Riely
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 650,740
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 650,740
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.69%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

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Item 1.

Security and Issuer.

The class of equity securities to which this Amendment No. 1 to Schedule 13D relates is the common stock, $.001 par value (the “Common Stock”), of Paramco Financial Group, Inc., a Delaware corporation (the “Company.”).  The principal executive offices of the Company are located at 2391 N. E. Loop 410, Suite 103, San Antonio, Texas 78217.

Item 2.

Identity and Background.

The name of the person filing this statement is Terrence Riely.  His business address is 2391 N.E. Loop 410, Suite 103, San Antonio, Texas 78217.  His principal occupation is Chairman and Chief Financial Office of the Company.  In addition he serves as Secretary of Woodlands S.A. Financial Services, Inc. of San Antonio, Texas.  Mr. Riely  is a citizen of the United States.  During the last five years, Mr. Riely has not been convicted in a criminal proceeding.  During the last five years, Mr. Riely has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

On June 3, 2004, Mr. Riely was granted Proxies to vote the shares of Common Stock of the Company from Douglas G. Gregg, then Chairman of the Board and Chief Executive Officer of the Company, as to 7,312,505 shares and from Airline Communications, Ltd., an entity controlled by Mr. Gregg, as to 11,557,560 shares.  The primary purpose of the Proxies was to provide for the ability of Mr. Riely to vote the shares of common stock while Mr. Gregg would be undergoing long-term medical treatments and, secondarily, to facilitiate ongoing discussions with various holders of promissory notes issued by the Company, substantially all of whom had a pre-existing relationships with Mr. Riely.  The terms of the Proxies provide that they are irrevocable until the earlier of (1) May 31, 2006 or (2) when certain obligations under the above-referenced promissory notes have been fully satisfied.  With respect to this event, there was no monetary consideration involved.

On December 30, 2004, the Company and Mr. Gregg, no longer affiliated with the Company, completed a transaction whereby Mr. Gregg converted 7,312,505 shares of Common Stock held in his name and 11,557,650 shares of Common Stock held in the name of Airline Communications, Ltd. (“Airline”), an entity controlled by Mr. Gregg, into 98,115 shares and 155,512 shares, respectively, of the Company’s Series D. Convertible Preferred Stock (the “Series D Preferred Stock”).  The transaction was made pursuant to that certain Settlement and Release Agreement by and between Mr. Gregg and the Company dated November 30, 2004.  As a result of the December 30, 2004 transaction, the Proxies became null and void and Mr. Riely no longer maintains any voting or other interest in these shares. For further information concerning the underlying transaction, reference is made to the Current Report on Form 8-K filed by Paramco with the Securities and Exchange Commission on January 3, 2005.

Item 4.

Purpose of Transaction.

Reference is made to Item 3 above for details, including the purpose, of the transaction   Mr. Riely remains the beneficial owner of 650,740 shares of the Common Stock of the Company, 503,300 of which are held in his own name and 147,440 of which are owned by Secured Solutions Financial Group LLC, (“SSFG”), an entity solely owned by Mr. Riely.

At the present time, Mr. Riely has no plans or proposals that related to or would result in:

(a)

The acquisition by any persons of additional securities of the Company, or the disposition of securities of the Company;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)

A sale of a material amount of assets of the Company or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

SCHEDULE 13D

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(e)

Any material change in the present capitalization or dividend policy of the Company;

(f)

Any other material change in the Company’s business or corporate structure;

(g)

Change in the Company’s character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)

Causing the Common Stock of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, specifically the OTC-BB;

(i)

Causing the Common Stock of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)

Any other action similar to any of these enumerated above;

Provided that, Mr. Riely, in his capacity as a member of the Board of Directors and Chief Financial Officer of the Company, reserves the right to take any action, including those enumerated above, which is deemed to be in the best interest of the Company and which action is approved by the Board of Directors of the Company.

Item 5.

Interest in Securities of the Issuer.

By means of his serving as being the sole member-owner of SSFG, Mr. Riely is deemed to have a beneficial interest in the 147,440 shares of the Common Stock of the Company that is owned of record and beneficially by SSFG.  In addition, Mr. Riely is the record and beneficial owner of 503,300 shares of the Common Stock of the Company.  These holdings total of 650,740 shares of the Common Stock of the Company and represent 1.69% of all shares of the Common Stock of the Company as of the date hereof. Other than set forth herein, Mr. Riely has no other interest, either of record or beneficially, in the Common Stock of the Company.

By means of his being the sole member-owner of SSFG, Mr. Riely has sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of 147,440 shares of the Common Stock of the Company.  In addition, Mr. Riely has the sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of the 503,300 shares of the Common Stock of the Company of which he is the record and beneficial owner.  Other than set forth herein, Mr. Riely does not possess any shares power to vote or to direct the vote, or shares power to dispose or to direct the disposition of any securities of the Company.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable, except as described above in Item 3.

Item 7.  Material to be filed as Exhibits.

SCHEDULE 13D

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:

January 3, 2005

By:  /s/ Terrence Riely

Terrence Riely